SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number V-1799

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

And Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2002, and 2001,

with Report of Independent Auditors

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2002, and 2001

Re port of Independent Auditors	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-7

Supplemental Schedule	Schedule

Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2002	A

Report of Independent Auditors

Administrator

MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST AND YOUNG LLP

June 18, 2003

Richmond, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2002	2001
Assets
Cash	$4,504,431	$3,543,763
Investments	194,033,544	182,974,211

Receivables:
Contributions receivable	—	76,457
Other receivables	—	556,305

Total receivables	—	632,762

Total Assets	198,537,975	187,150,736

Net assets available for plan benefits	$198,537,975	$187,150,736

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2002	2001
Investment income:
Dividends	$2,048,564	$1,460,039
Interest	1,347,826	1,283,895

	3,396,390	2,743,934

Net realized and unrealized appreciation in fair value of assets	4,549,898	24,709,783

Contributions:
Employer	7,321,086	7,364,572
Participants	12,937,918	13,108,365
Rollovers	1,050,134	1,435,987

	21,309,138	21,908,924

Distributions to withdrawing participants	(17,868,187)	(28,751,108)
Net increase in net assets available for plan benefits	11,387,239	20,611,533
Net assets available for plan benefits at beginning of year	187,150,736	166,539,203

Net assets available for plan benefits at end of year	$198,537,975	$187,150,736

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2002

1.	General

Effective January 1, 2001, Media General, Inc. (the Company) selected Fidelity Management Trust Company (Fidelity) to become the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include eleven Fidelity funds, a Dreyfus Corporation fund, and the Media General Stock Fund.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments, other than guaranteed investment contracts and loans to participants, are carried at market value. Deposits under guaranteed investment contracts are carried at contract value which approximates fair value. Loans to participants are carried at the original amount of the loan less repayments received. Investments in securities traded on national securities exchanges are valued at the last reported sales price or at the last reported bid quotation if not traded on that day. Investments in commingled equity and balanced funds are valued at their redemption value. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

3. Contributions

The Plan allows pretax contributions by means of regular payroll deductions up to 20% of a participant’s total compensation subject to limitations prescribed by the Internal Revenue Code. After-tax contributions are not allowed. The Company matches 100% of contributions up to a total of 4% of a participant’s total pay. Participants may rollover account balances from a prior employer’s qualified retirement plan or “conduit” IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the thirteen fund options mentioned in NOTE 1. Company matching contributions are invested in Company stock, subject

MG Advantage 401(k) Plan

Notes To Financial Statements (continued)

3.	Contributions (continued)

to transfer provisions discussed in the following paragraph. The Plan also includes, among other things, a loan feature (see NOTE 7). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant’s balance in other funds into a loan account for disbursement as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant’s account balance.

Participants may change their investment elections directly with Fidelity at any time. Participants over age 55 may also transfer 100% of the market value of their account among all fund options. Participants under age 55 may transfer 100% of the market value of their account among all fund options, except from the Media General Common Stock Fund, at any time. These participant transfers from the Media General Common Stock Fund are limited to 25% of the participant’s fund balance once a quarter to any of the other funds.

4.	Vesting, Withdrawals, and Terminations

In the event of termination of employment or withdrawal from the Plan, participants receive the total value of their account either directly or by rollover to another qualified account. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions and the value of after-tax matching contributions that occurred prior to the Plan changes effective January 1, 2001, which eliminated after-tax contributions.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. The value of the participants’ accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions both before and after the noted Plan changes.

5.	Income Taxes

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as “cash or deferred” contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

MG Advantage 401(k) Plan

Notes To Financial Statements (continued)

6. Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2002 and 2001 consisted of the following:

	2002		2001
Name and Title	Cost	Market Value	Cost	Market Value
Media General, Inc. Common Stock Fund	$63,379,898	$106,644,245	$60,245,656	$97,532,138
Fidelity Managed Income Portfolio	18,762,776	18,762,776	11,871,579	11,871,579
Fidelity Fund	36,520,608	26,381,885	39,193,382	36,047,307
Fidelity Freedom 2010	12,195,766	10,709,827	9,977,002	9,348,632

The Plan’s investments appreciated (depreciated) in fair value during 2002 and 2001 as follows:

Name and Title	2002	2001
Media General, Inc. Common Stock Fund	$19,963,368	$30,012,009
Fidelity Fund	(8,026,144)	(3,454,845)
Fidelity Growth Company	(2,305,961)	(253,389)
Fidelity OTC Port	(580,615)	(78,837)
Fidelity Divers International	(173,473)	(35,672)
Fidelity Freedom Income	(55,610)	(3,376)
Fidelity Freedom 2000	(37,263)	(6,400)
Fidelity Freedom 2010	(1,037,302)	(725,771)
Fidelity Freedom 2020	(592,835)	(112,622)
Fidelity Freedom 2030	(548,883)	(124,270)
Fidelity Freedom 2040	(224,395)	(42,571)
Dreyfus Small Company Value	(1,830,989)	(464,473)

	$4,549,898	$24,709,783

7.	Loans to Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant’s account, reducing the investment balance and creating a receivable in the Loan Fund. Loans are secured by the participant’s vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant’s investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant’s account value or a maximum of

MG Advantage 401(k) Plan

Notes To Financial Statements (continued)

7.	Loans to Participants (continued)

$50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant’s primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

8.	Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for the years ended December 31, 2002 and 2001 were approximately $275,000 and $526,000, respectively.

9.	Comparison to Form 5500

Form 5500 requires the recording of a liability for distributions allocated to participants as of year end, but for which disbursement of those funds from the Plan has not yet been made. This requirement is different from the presentation of such funds in the financial statements where they remain in net assets available for plan benefits. The liability per Form 5500 was $0 and $19,546 as of December 31, 2002, and 2001, respectively.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001 **

Schedule H, Line 4 (i)

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity date, rate of interest, par or maturity value	Current or Market Value
Fidelity* Managed Income Portfolio	18,762,776 shares	$18,762,776
Dreyfus Small Company Value	252,964 shares	3,091,221
Fidelity* Fund	1,185,170 shares	26,381,885
Fidelity* Growth Company	169,280 shares	5,995,903
Fidelity* OTC Portfolio	104,283 shares	2,493,406
Fidelity* Diversified International	105,843 shares	1,816,270
Fidelity* Freedom Income	163,440 shares	1,732,460
Fidelity* Freedom 2000	75,821 shares	834,784
Fidelity* Freedom 2010	936,174 shares	10,709,827
Fidelity* Freedom 2020	409,997 shares	4,362,371
Fidelity* Freedom 2030	318,078 shares	3,257,122
Fidelity* Freedom 2040	190,252 shares	1,114,877
Media General, Inc.* Common Stock Fund	1,778,800 shares	106,644,245
Loans to participants*, 6%—10%		6,836,397

Total		$194,033,544

*	Party in interest to the Plan

**	Historical cost is not required as all investments are participant directed.

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent auditors, dated June 18, 2003

99.1	Chief Executive Officer Certification

99.2	Chief Financial Officer Certification

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIA GENERAL, INC. (Registrant)

By:	/s/ J. STEWART BRYAN III
J. Stewart Bryan III
Chairman, President and Chief Executive Officer

By:	/s/ MARSHALL N. MORTON
Marshall N. Morton
Vice Chairman, Chief Financial Officer and Director

Date: June 26, 2003